Exhibit 99.1

OCEAN RIG UDW INC. ANNOUNCES THAT U.S. BANKRUPTCY COURT HAS ISSUED AN ORDER GIVING FULL FORCE AND EFFECT IN THE UNITED STATES TO CAYMAN ISLANDS SCHEMES OF ARRANGEMENT

•	The U.S. Bankruptcy Court has issued an order giving full force and effect to the UDW, DFH, DOV and DRH Cayman Islands schemes of arrangement.
•	UDW continues to work towards fulfilment or waiver of the remaining conditions to the effectiveness of the Schemes.
September 20, 2017, Grand Cayman, Cayman Islands – Ocean Rig UDW Inc. (NASDAQ:ORIG) ("Ocean Rig" or "UDW" or the "Company"), an international contractor of offshore deepwater drilling services, today announced that the United States Bankruptcy Court for the Southern District of New York (the "U.S. Bankruptcy Court") has issued an order granting comity and giving full force and effect in the United States to the schemes of arrangement (the "Schemes") of the Company and its subsidiaries, Drill Rigs Holdings Inc. ("DRH"), Drillships Financing Holding Inc. ("DFH"), and Drillships Ocean Ventures Inc., ("DOV," and together with UDW, DRH and DFH, the "Scheme Companies") recently sanctioned by The Grand Court of the Cayman Islands (the "Cayman Court"). The terms of the restructuring approved by the Cayman Court have therefore been given effect and are enforceable in the United States.
The Schemes affect only financial indebtedness. Operations will continue unaffected. Trade creditors and vendors will continue to be paid in the ordinary course of business and will not be affected by any of the Schemes. Once the Restructuring Effective Date has occurred, the Scheme Companies will be substantially deleveraged through an exchange of approximately $3.7 billion principal amount of debt for (i) new equity of the Company, (ii) approximately $288 million of cash, and (iii) $450 million of new secured debt.
Terms used but not defined in this announcement shall have the meaning given to them in the Explanatory Statement dated 21 July 2017.

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Further Information
A copy of the Explanatory Statement, which contains the Schemes, and other relevant documentation, as well as copies of all pleadings and information regarding the Enforcement Motion, are available through the website of Prime Clerk LLC, the Scheme Companies' Information Agent at https://cases.primeclerk.com/oceanrig.

About Ocean Rig UDW Inc.
Ocean Rig is an international offshore drilling contractor providing oilfield services for offshore oil and gas exploration, development and production drilling, and specializing in the ultra-deepwater and harsh-environment segment of the offshore drilling industry.
Ocean Rig's common stock is listed on the NASDAQ Global Select Market where it trades under the symbol "ORIG."
Our registered office is c/o Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. Visit the Company's website at www.ocean-rig.com.
Forward-Looking Statements
Matters discussed in this release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with such safe harbor legislation.
Forward-looking statements relate to Ocean Rig's expectations, beliefs, intentions or strategies regarding the future. These statements may be identified by the use of words like "anticipate," "believe," "estimate," "expect," "intend," "may," "plan," "project," "should," "seek," and similar expressions. Forward-looking statements reflect Ocean Rig's current views and assumptions with respect to future events and are subject to risks and uncertainties.
The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in Ocean Rig's records and other data available from third parties. Although Ocean Rig believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond Ocean Rig's control, Ocean Rig cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward-looking statements contained herein. Actual and future results and trends could differ materially from those set forth in such statements.
Important factors that, in Ocean Rig's view, could cause actual results to differ materially from those discussed in the forward-looking statements include factors related to (i) our ability to come to a satisfactory resolution with our creditors regarding a restructuring of our debt and to successfully conclude such a restructuring; (ii) the offshore drilling market, including supply and demand, utilization, day rates and customer drilling programs, commodity prices, effects of new rigs and drillships on the market and effects of declines in commodity process and downturns in the global economy on the market outlook for our various geographical operating sectors and classes of rigs and drillships; (iii) hazards inherent in the drilling industry and marine operations causing personal injury or loss of life, severe damage to or destruction of property and equipment, pollution or environmental damage, claims by third parties or customers and suspension of operations; (iv) newbuildings, upgrades, and shipyard and other capital projects; (v) changes in laws and governmental regulations, particularly with respect to environmental matters; (vi) the availability of competing offshore drilling vessels; (vii) political and other uncertainties, including risks of terrorist acts, war and civil disturbances; piracy; significant governmental influence over many aspects of local economies, seizure; nationalization or expropriation of property or equipment; repudiation, nullification, modification or renegotiation of contracts; limitations on insurance coverage, such as war risk coverage, in certain areas; political unrest; foreign and U.S. monetary policy and foreign currency fluctuations and devaluations; the inability to repatriate income or capital; complications associated with repairing and replacing equipment in remote locations; import-export quotas, wage and price controls imposition of trade barriers; regulatory or financial requirements to comply with foreign bureaucratic actions; changing taxation policies; and other forms of government regulation and economic conditions that are beyond our control; (viii) the performance of our rigs; (ix) our ability to procure or have access to financing and our ability comply with covenants in documents governing our debt; (x) our substantial leverage, including our ability to generate sufficient cash flow to service our existing debt and the incurrence of substantial indebtedness in the future; (xi) our ability to successfully employ our drilling units; (xii) our capital expenditures, including the timing and cost of completion of capital projects; (xiii) our revenues and expenses; (xiv) complications associated with repairing and replacing equipment in remote locations; and (xv) regulatory or financial requirements to comply with foreign bureaucratic actions, including potential limitations on drilling activities. Due to such uncertainties and risks, investors are cautioned not to place undue reliance upon such forward-looking statements.
Risks and uncertainties are further described in reports filed by Ocean Rig with the U.S. Securities and Exchange Commission, including the Company's most recently filed Annual Report on Form 20-F.

CONTACT DETAILS

In case of any enquiries, please contact one of the advisors below:

INFORMATION AGENT

Prime Clerk LLC
Ocean Rig Processing c/o Prime Clerk LLC
830 Third Avenue, 3rd Floor
New York, NY 10022
Tel: +1 855-631-5346 (toll-free US and Canada)
       +1 917-460-0913 (International)
Email: oceanrigteam@primeclerk.com

JOINT PROVISIONAL LIQUIDATORS
Eleanor G. Fisher Kalo (Cayman) Limited 38 Market Street 2nd Floor Suite 4208 Camana Bay Grand Cayman KY1-9006 Cayman Islands Email: EFisher@kaloadvisors.com	Simon Appell AlixPartners Services UK LLP 6 New Street Square London EC4A 3BF United Kingdom Email: Sappell@alixpartners.com